SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.___2___)*


                              Enzo Biochem, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                294100102
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Page 1 of 6 pages

CUSIP No. 294100102                  13G                    Page 2 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            2,006,562
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             821,882
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             2,006,562
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       821,882

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       2,828,444
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       9.9%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 294100102                   13G                    Page 3 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            1,370,059
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             1,370,059
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,370,059

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       4.8%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                     BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 4 of 6 Pages


Item 1.     (a)   Name of Issuer:

                  Enzo Biochem, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  60 Executive Blvd
                  Farmingdale, NY  11735

Item 2.     (a)   Name of Person Filing:

                    J. Morton Davis and D.H. Blair Investment Banking Corp. ("Blair Investment") (1).

            (b)   Address of Principal Business Office:

                    Mr. Davis' and Blair Investment's business address is 44 Wall Street, New York, New York 10005.

            (c)   Citizenship:

                    Mr. Davis is a United States citizen. Blair Investment is incorporated in the State of Delaware.

            (d)   Title of Class of Securities:

                    Common Stock, $.01 par value ("shares")

            (e)   CUSIP Number:

                    294100102


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [X]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c) (14) of the Investment Company Act of 1940.


______________________________________________________________________________
(1) J. Morton Davis is the sole shareholder of Blair Investment, a broker-dealer registered under the Securities Exchange Act of 1934.

                                                             Page 5 of 6 Pages
 Item 4.     Ownership.


 (a) (b) As of December 31, 2002, Mr. Davis may be deemed to beneficially own (2) 2,828,444 shares or 9.9% of the Issuer's shares issued and outstanding as follows (i) 34,692 shares owned directly by Mr. Davis,
          (ii) 1,370,059 shares owned directly by Blair Investment, (iii) 601,811 shares owned by Engex, Inc. (3), (iv) 11,550 shares owned by an investment advisor whose principal is Mr. Davis, and (v) 810,332 shares owned by Rosalind Davidowitz, Mr. Davis' wife (4).

          As of December 31, 2002, Blair Investment may be deemed to beneficially own 1,370,059 shares or 4.8% of the Issuer's shares issued and outstanding as indicated in (ii) above.


     (c) Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment. Rosalind Davidowitz has sole power to dispose or to direct the disposition of those shares owned directly by her (4). Voting and dispositive decisions regarding shares owned by Engex are made by Mr. Davis as Chairman of the Board.

Item 5.   Ownership of Five Percent of class.

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

    __________________________________________________________________________


     (2) Not included herein are shares owned by Kinder Investments, L.P. ("Kinder"), shares owned by Venturetek, L.P. ("Venturetek") and shares owned by Sutton Partners, L.P. ("Sutton"). The limited partners of Kinder, Venturetek, and Sutton are the children and grandchildren of Mr. Davis. Blair Investment and Mr. Davis disclaim for purposes of
          Section 13 or otherwise beneficial ownership of any Enzo Biochem, Inc. shares owned by Kinder, Venturetek and Sutton. Kinder, Venturetek and Sutton disclaim for purposes of Section 13 or otherwise ownership of any Enzo Biochem, Inc. shares owned by Blair Investment or Mr. Davis.

     (3)  Engex,  Inc.  ("Engex")  is an  investment  company  registered  under
          Section 8 of the Investment Company Act. Mr. Davis is reporting as a beneficial owner of the securities owned by Engex because of his role as investment advisor to Engex. Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Engex for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Engex for any purpose.

     (4) Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Ms. Davidowitz for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Ms. Davidowitz for any purpose.

                                                            Page 6 of 6 pages

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
                                   Signature.


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





Date: February 4, 2003



By: /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis







Date: February 4, 2003
      D.H. Blair Investment Banking Corp.



By:  /s/ David Nachamie
   -------------------------------
     David Nachamie
     Treasurer